EXHIBIT 12

OWENS-ILLINOIS GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Nine months ended September 30
	2018	2017

Earnings from continuing operations before income taxes	$381	$396
Less: Equity earnings	(57)	(55)
Add: Total fixed charges deducted from earnings	208	214
Dividends received from equity investees	67	31

Earnings available for payment of fixed charges	$599	$586

Fixed charges

Interest expense	$205	$211
Portion of operating lease rental deemed to be interest	3	3

Total fixed charges deducted from earnings and fixed charges	$208	$214

Ratio of earnings to fixed charges	2.9	2.7